WRITER'S DIRECT DIAL NUMBER 212-373-3257 WRITER'S DIRECT FACSIMILE 212-492-0257 WRITER'S DIRECT E-MAIL ADDRESS swilliams@paulweiss.com

January 29, 2018

VIA EDGAR
Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qualcomm Incorporated
Definitive Additional Soliciting Materials
Filed January 16, 2018
File No. 000-19528

Dear Mr. Duchovny:

Set forth below are our responses to the comments raised in your letter dated January 18, 2018 (the “Comment Letter”).  QUALCOMM Incorporated (the “Company” or “Qualcomm”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Definitive Additional Soliciting Materials filed on January 16, 2018 (the “Soliciting Materials”).  The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and provided our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Soliciting Materials.

Daniel F. Duchovny	2
Securities and Exchange Commission
January 29, 2018

Soliciting Materials filed on January 16, 2018

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that your leadership in the development of “5G will be no different” from your leadership in 4G.
RESPONSE:

Qualcomm’s belief that its leadership in the development of 5G will be no different from the leadership in 4G is based on a number of factors, each of which are addressed in the Company’s soliciting materials.  Qualcomm played a leading role in developing many of the inventions that serve as the foundation for 3G and 4G wireless technologies, including the primary digital technologies used for the wireless transmission of voice and data. 5G technology is built upon many of those technologies (including a scalable OFDM-based air interface, a flexible slot-based framework, advanced channel coding, massive MIMO and mobile millimeter wave), and Qualcomm estimates that approximately 75% of its existing 4G patents have potential applicability to 5G.  In addition, over the past several years Qualcomm has made significant R&D investments related to 5G, which (among other things) led to Qualcomm achieving the world’s first announced 5G connection on a mobile chipset. Qualcomm estimates that it is 12-24 months ahead of its merchant competitors in the transition to 5G, as described in the Company’s investor presentation filed in the Soliciting Materials, and Qualcomm has already partnered with many companies to bring 5G to market in the near future, including Verizon, AT&T and multiple operators globally. For the foregoing reasons, Qualcomm believes it has positioned itself to lead in the transition to 5G technology in the same way that it did in the transition to 4G technology.
2.	Your disclosure that Broadcom’s nominees “…are likely to act in the best interests of Broadcom and Silver Lake” states that those nominees are unlikely to fulfill their fiduciary duties to the company’s security holders. You made similar statements in connection with the “Investor Presentation Video” in which Mr. Mollenkopf said that, assuming the Broadcom nominees are elected, “the new Board’s interest will be aligned with Broadcom. They will be focused on pushing a low value deal, rather than one that is in the interest of Qualcomm stockholders.” You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. With a view toward avoiding such statements in the future, please provide a factual foundation for your disclosure. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.
RESPONSE:

We respectfully note that we believe the facts support a conclusion that the Broadcom nominees are not committed to acting in the best interests of Qualcomm stockholders.  We believe that our materials have established a number of points.  First, that the Broadcom bid dramatically undervalues Qualcomm.  Second that Qualcomm is facing a critical period with the upcoming transition to 5G technology, as Qualcomm’s intellectual property rights in technology critical to that transition, its head start in working with industry players to launch viable 5G devices and the substantial revenue gains that Qualcomm has enjoyed in previous generational shifts in wireless technology, all point to a tremendous opportunity to deliver value to stockholders.  Third, that the Broadcom nominees lack experience and expertise in running a large-cap, technology driven company with the complexity of Qualcomm, experience which becomes all the more critical at this time of transition.  Fourth, that a Broadcom transaction will face regulatory challenges that can be expected to take 18 months or more to resolve, and might never be resolved, given the scope and complexity of the likely challenges and remedies demanded across jurisdictions.  By agreeing to be

Daniel F. Duchovny	3
Securities and Exchange Commission
January 29, 2018

nominees in this context, each of the Broadcom nominees has demonstrated a willingness to risk substantial damage to the Qualcomm business based upon an offer that undervalues the Company and is likely not to be completed for 18 months or more, if ever.  We do not believe that such a willingness can be reconciled with a commitment to act in the best interests of Qualcomm’s stockholders.

Further, Broadcom’s proxy statement and various other soliciting materials make clear that the primary purpose of electing the Broadcom nominees is to support Broadcom’s acquisition agenda at the announced price of $70 per share.  For example, in Broadcom’s press release issued January 5, 2018, Broadcom’s CEO, Hock Tan, is quoted as saying “By voting for Broadcom’s 11 independent director nominees, Qualcomm stockholders can send a clear message to the Qualcomm Board that they should immediately engage in constructive discussions with us regarding our premium offer…”.  Such statements by Broadcom presume that Broadcom’s offer is in the best interests of Qualcomm’s stockholders.  One can reasonably assume that the Broadcom nominees, if elected, would feel compelled to engage with Broadcom based on such statements, impairing their ability to independently assess whether a combination with Broadcom is, in fact, in the best interests of Qualcomm stockholders.

3.	We note the statement made by Mr. Rosenberg in the “Investor Presentation Video” that “China’s largest smartphone makers, Qualcomm’s customers — Oppo, Vivo, Xioami — have expressed opposition to the acquisition, which could hurt efforts by Broadcom to win over Chinese regulators.” Please confirm that you will clearly characterize similar future statements as an opinion or belief. In addition, provide support for the referenced disclosure.

RESPONSE:

The Company acknowledges the Staff’s comment, but respectfully disagrees with the Staff’s characterization of Mr. Rosenberg’s statement as “opinion” or “belief”.  The fact of the opposition expressed by these customers was reported in the Wall Street Journal (“Mega Chip Deal Alarms Some Chinese Smartphone Makers”, Wall Street Journal, January 9, 2018, available at: https://www.wsj.com/articles/chinese-smartphone-makers-raise-concerns-about-a-mega-chip-deal-1515495461) which states that executives from Oppo and Vivo “are worried about possible price hikes and other changes that could come down the pipe if Broadcom succeeds in its $105 billion hostile takeover bid” and that “[a] third Chinese customer, Xiaomi Corp., said it also has reservations about a merger”.  Mr. Rosenberg’s comment that the opposition of large customers to a transaction “could” hurt efforts by Broadcom to win over Chinese regulators is likewise a statement of fact about the impact that customer opposition could have on an antitrust review process.  It is a fact that customer opposition is a material consideration of antitrust regulators when reviewing transactions.  As such we respectfully believe that it would not be appropriate to characterize such statements as opinion or belief.

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Please feel free to contact me at (212) 373-3257 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Steven J. Williams
Steven J. Williams